April 15, 2020

Andrew Bowden
Chief Executive Officer
Item 9 Labs Corp.
2727 North 3rd Street, Suite 201
Phoenix, AZ 85004

       Re: Item 9 Labs Corp.
           Preliminary Information Statement on Schedule 14C
           Filed March 6, 2020
           File No. 000-54730

Dear Mr. Bowden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Jessica M. Lockett, Esq.